Repay Holdings Corporation

3 West Paces Ferry Road

Suite 200

Atlanta, GA 30305

September 24, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeff Kauten

Re:	Repay Holdings Corporation
Registration Statement on Form S-3 (File No. 333-232961)

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-232961) (the “Registration Statement”) of the Company be accelerated to 4:30 p.m. on Tuesday, September 24, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify Tyler Dempsey by a telephone call to (470) 867-6728 of such effectiveness.

Please contact Roxane F. Reardon at Simpson Thacher & Bartlett LLP at (212) 455-2758 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

REPAY HOLDINGS CORPORATION

By:	/s/ Timothy J. Murphy
Name:	Timothy J. Murphy
Title:	Chief Financial Officer

cc:	Roxane F. Reardon, Esq.